EXHIBIT 11

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                                     GIANT GROUP, LTD.
                       COMPUTATION OF PRIMARY EARNINGS PER SHARE (5)
                     (Dollars in thousands, except per share amounts)

                                                           Year Ended December 31,
                                                      1994         1995(1)        1996
                                                   ----------    ----------    ----------
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INCOME (LOSS)

   Income (loss) from continuing operations        $( 34,350)    $( 22,332)    $  17,912
   Income earned, net of tax, on investment
     of remaining proceeds from exercise of
     stock options, after Company's acquisition
     of common stock(2)                                   -             -            191
   Interest expense reduction, net of tax,
     related to the assumed retirement of debt
     with option exercise proceeds(3)                    342            -             -
                                                   ----------    ----------    ----------
       Income (loss) from continuing operations
         applicable to common stock                 ( 34,008)     ( 22,332)       18,103

   Income from discontinued operations, net of
     income taxes                                      6,598            -             -
   Gain on sale of discontinued operations, net
     of income taxes                                  48,223            -             -
                                                   ----------    ----------    ----------
       Net income (loss) applicable to common
         stock and equivalents                     $  20,813     $ (22,332)    $  18,103
                                                   ==========    ==========    ==========

SHARES

   Weighted average number of common shares
     outstanding                                   5,180,000     5,110,000     4,074,000
   Additional shares assuming conversion of
     the Company's stock options(4)                1,283,000            -      1,135,000
                                                   ----------    ----------    ----------
       Average common shares outstanding and
         equivalents(4)                            6,463,000     5,110,000     5,209,000
                                                   ==========    ==========    ==========

PRIMARY EARNINGS PER COMMON SHARE(5)

   Income (loss) from continuing earnings          $   (5.26)    $   (4.37)    $    3.48
   Income from discontinued operations, net
     of income taxes                                    1.02            -             -
   Gain on sale of discontinued operations,
     net of income taxes                                7.46            -             -
                                                   ----------    ----------    ----------
       Net income (loss)                           $    3.22     $   (4.37)    $    3.48
                                                   ==========    ==========    ==========

(1)  The 1995 calculation of earnings per share excludes the Company's stock options as their effect would be anti-dilutive and is not presented.

(2)  Assuming funds were invested in U.S. government short-term obligations earning interest at 5%.

(3)  Reduction of interest expense, net of income taxes, relates to assumed retirement of debt with option exercise proceeds in excess of that amount required to retire 20% of the Company's outstanding common stock.

(4)  Reflects the 20% limit required by APB No. 15 for reacquisition of shares in 1996 and
     1994.  Excess proceeds from exercise of stock options have been assumed to be invested in short-term government securities (see (2)).

(5)  Fully diluted earnings per share is equal to primary earnings per share and is therefore not disclosed.

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